March 20, 2006


Mr. Hirokazu Nara
Director and Principal Financial Officer, Kubota Corp.
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku Osaka, 556-8601 Japan


Re:	Kubota Corporation
Form 20-F for the fiscal year ended March 31, 2005
      File No. 1-07294

Dear Mr. Nara:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please use file number 1-07294 on all future Exchange Act filings.


Tabular Disclosure of Contractual Obligations, page 28

2. In future filings include amounts expected to be paid for interest on borrowings.

Note 1 - Summary of Significant Accounting Policies,
Consolidation,
page 29

3. We note that the accounts of variable interest entities (VIEs) are included in the consolidated financial statements. In future filings please provide the disclosures required by paragraphs 23 through 26 of
FIN46R.

Note 1 - Summary of Significant Accounting Policies, Revenue
Recognition, page 29

4. We note that you recognize revenue on the percentage of
completion
method for certain long term contracts.  Tell us supplementally
and
revise your future filings to disclose the following additional information related to these contracts.
* Clarify the nature of your long-term contracts including their general terms and timeframes. With reference to SOP 81-1 address the appropriateness of accounting for these contracts using the
percentage
of completion method
* Disclose the method of measuring the extent of progress toward completion (e.g., cost-to-cost, direct labor), your method of recognizing claims and the effect of significant revisions of your estimates if the effect is material. Refer to paragraphs 46, 64, 65 and 84 of SOP 81-1.
* Provide the disclosures required by Rule 5-02.5(c) and 5-02.6
(d) of
Regulation S-X for your notes receivable, accounts receivable and inventories related to your long-term contracts accounted for under the percentage of completion method.

Summary of Significant Accounting Policies, Finance Receivables,
page
29

5. Tell us how you account for notes receivable with a zero
percent or
below market interest rates.  Address the guidance set forth in
paragraph 8 of APB 21.   Specifically address what you mean by "In
the
case of finance receivables in which the face amount includes finance charges..."

6. Disclose the annual maturities of your finance receivables.

Note 6. Short-Term and Other Investments, page 34

7. Please reconcile your gross realized losses that have been included in earnings as presented in the table presented on page 34 to reclassification adjustments for losses realized in net income as presented in the tables within Note 11. Other Comprehensive Income on pages 42 and 43.


Note 13. Supplemental Expense Information - Loss (Gain) from
Disposal
and Impairment of Business and Fixed Assets, page 46

8. Tell us what consideration was given to presenting the sale of your subsidiary that operated a golf course and the sale of your subsidiary that operated a rental computer service business as discontinued operations under SFAS 144.


Note 14. Commitments and Contingencies - Asbestos-Related Matters, page 47

9. We note that the Company has been making consolation payments to
current and former employees affected by asbestos contamination since
at least fiscal year 2003 and that you have begun to make
consolation
and condolence payments to certain residents with mesothelioma who lived near the Kanzaki Plant and have the following comments.
* Tell us whether there are currently enacted laws for which the Company may be liable if lawsuits are filed on behalf of employees or residents suffering from asbestos-related disease.
* Tell us supplementally and disclose the significant details of the
New Asbestos Law you referred to in your December 2005 Form 6-K. Based on the terms of this law as currently drafted, tell us what consideration you gave to your ultimate liability under this law. Tell us the current status of this pending law. Provide for us your anticipated disclosures regarding this law in your Form 20-F for the
year ended March 31, 2006.
* We note that you have made 7 consolation payments and 39
condolence
payments as of December 25, 2005.  Tell us the amount of people who
have sought payments as of each balance sheet date presented and as
the latest date practicable.  Separately quantify employees and residents.
* Clarify for us and revise future filings to indicate the nature of
your policies and procedures in place to make compensation
payments to
current and former employees who suffered, or who are suffering, from
asbestos related disease.  Clarify how residents seek condolence payments.
* Tell us the status of your new supporting system and medical support
plans mentioned in your Form 6-K and what disclosures you will provide
regarding these plans in your Form 20-F for the year ended March
31,
2006.
* Tell us supplementally and revise future filings regarding how management views it ultimate liability surrounding this contingency and the expected trend of condolence payments.
 .

Report of Independent Registered Accounting Firm, page 50

10. We note that your auditors have qualified their audit report because the Company has not accounted for a monetary security exchange transaction that occurred during the year ended March 31, 1997 in accordance with accounting principles generally accepted in the United
States of America. This qualified audit report represents a substantial deficiency in your filing. In this regard, financial statements not in conformity with GAAP are presumed to be inaccurate or misleading notwithstanding explanatory disclosures in your footnotes or in the report of your independent registered accounting firm. Please revise your financial statements accordingly. Refer to
SAB Topic 1E and FRC 101.

Supplemental Note to Consolidated Financial Statements with
Respect to
Income Taxes to Conform with Regulation S-X, page B

11. In future filings please provide this information within your audited financial statements. The requirements of Regulation S-X govern financial statement form and content for public companies. As such, a non-U.S. company reporting under US GAAP should produce financial statements indistinguishable from those of a domestic issuer.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision.. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne
Baker,
Assistant Chief Accountant, at (202) 551-3691 or to the undersigned at
(202) 551-3768.

Sincerely,



John Cash
Branch Chief
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Mr. Nara
Kubota Corp.
March 20, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE